Exhibit 99.1

Stevanato Group S.p.A.

“Fourth Quarter and Year-End 2024 Conference Call”

Thursday, March 06, 2025, 14:30 AM CET

MODERATORS:	FRANCO STEVANATO, CHIEF EXECUTIVE OFFICER & EXECUTIVE CHAIRMAN

MARCO DAL LAGO, CHIEF FINANCIAL OFFICER

LISA MILES, SENIOR VICE PRESIDENT OF INVESTOR RELATIONS

OPERATOR:	Good afternoon. This is the Chorus Call conference operator. Welcome, and thank you for joining the Stevanato Group Fourth Quarter and Yearend 2024 Conference Call. As a reminder, all participants are in listen-only mode. After the presentation , there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing “*” and “0” on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President, Investor Relations. Please go ahead, madam.

LISA MILES:	Good morning, and thank you for joining us. With me today is Franco Stevanato, Chairman and Chief Executive Officer and Marco Dal Lago, Chief Financial Officer. You can find a presentation to accompany today’s results on the Investor Relations page of our website, which can be located under the financial results tab.

As a reminder, some statements being made today will be forward-looking in nature and only predictions. Actual events and results may differ materially as a result of the risks we face, including those discussed in Item 3D entitled Risk Factors in the company’s most recent Annual Report on Form 20-F filed with the SEC.

Please read our safe harbor statement included in the front of the presentation and in today’s press release. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances except as required by law.

Today’s presentation may contain non-GAAP financial information. Management uses this information in its internal analyses and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results, and providing meaningful period-to-period comparisons. For a reconciliation of these non-GAAP measures, please see the company’s most recent earnings press release.

And with that, I will now hand the call over to Franco Stevanato.

FRANCO STEVANATO:	Thank you, Lisa, and thanks for joining us. Today, we will review our 2024 performance, address current market dynamics, discuss our fourth quarter results and provide 2025 guidance.

We finished fiscal year 2024 with a positive fourth quarter that was in line with our expectations. In 2024, revenue grew 2% compared to last year, driven by 6% growth in Biopharmaceutical and Diagnostic Solutions segment, which offset the expected 17% decline from the Engineering segment.

Growth in the BDS segment was driven primarily by robust market demand for high-value syringes. This helped drive a 15% increase in high-value solutions, which represented 38% of the total company revenue for fiscal 2024.

We believe the success we are experiencing in high-value solutions also demonstrates that we are investing in the right markets, at the right time as we ramp up syringes in Fisher and Latina to match customer demand. We expect that these investments will continue to drive near-term growth and allow us to capitalize on growing patient demand for biologic treatments such as GLP-1s, monoclonal antibodies and biosimilars.

The increase in availability of sensitive biologic treatments and patient adoption of self-administrative medicines are 2 key areas driving growth in integrated solutions and high-value solutions. In 2024, revenue from injectable biologics increased 24% year-over-year and represented 34% of the BDS revenue compared to 30% of BDS revenue last year.

Additionally, in fiscal 2024, strong revenue growth in syringes, coupled with growth in other product categories, helped to offset a 34% decline in revenue related to bulk and EZ-fill® vials. As you know, this temporary soft vial demand stems from the industry-wide vial destocking. We saw modest improvements at the end of the year with some customers slowly returning to more normalized ordering, while other customers are still managing inventories.

As a result, our thoughts remain unchanged and we still anticipate a gradual recovery in vial demand in 2025, which we built into our guidance. We still expect that the market will continue to stabilize throughout 2025, with a faster recovery in bulk vials.

During 2024, we also made significant progress on our growth investments, and we achieved 2 important milestones. First, we generated our first commercial revenue in Fishers, Indiana. Second, our Latina project in Italy turned profitable at a gross profit margin level in the third quarter.

Please turn to Page 6 for a review of our expansion projects. In Latina, our teams are focused on the ongoing ramp-up of syringes capacity as part of the Phase 1. Throughout of 2025, we will continue installing, validating and launching additional manufacturing lines to help satisfy growing customer demand. We are still in the early phase of scaling up this important growth investment.

As you may recall, the next phase of our expansion in Latina will be dedicated to expanding EZ-fill® cartridges capacity. This is a part of a larger program for an anchor customer expanding into ready-to-use cartridges. The design and planning are completed, and the core infrastructure build-out is expected to continue through 2025.

As part of this project, the Engineering team will be delivering our next generation EZ-fill® cartridge lines. We currently expect line installation to begin in early 2026. This is a market area where the demand environment has been more robust than we previously anticipated. We believe that our global leadership position and long history, in both legacy and new GLP-1s, position us as a partner of choice in this growing market.

Turning to Fishers. We are making great progress, and activities are advancing as planned. Our world-class facility is supporting U.S. customers across the full value chain, and our investment is strategically focused to meet the high market demand for biologics. Alongside the launch of commercial production last quarter, we are installing and validating new syringe lines throughout 2025, as we scale this multiyear gross investment.

In parallel, construction is underway on the build-out of our device manufacturing operation in Fishers. This effort is supporting a large customer with multiple device programs across a range of biologic treatments. We will support this U.S. global customer with a fully integrated solution with both our Nexa® syringes and our device manufacturing. Commercial activities related to this new contract manufacturing work are expected to begin sometime between late 2026 and early 2027.

Please turn to the next slide for a status update on our optimization plan for the Engineering segment. The team made major strides during the quarter. We are on track to complete the previously delayed projects in 2025, with the majority expected to be completed midyear. Right now, we are squarely focused on the successful completion and installation of these manufacturing lines at our customer sites.

I’m confident that we are moving in the right direction and our near-term efforts are yielding results. The next phase of our plan has a longer horizon. This includes optimizing our operational footprint, increasing efficiency by harmonizing our industrial processes, and streamlining activities into more defined structures.

Our customers value our innovation in our top-tier products. We continue to see a favorable demand environment for our Engineering Segment, underpinned by the rise in biologics. Our efforts are designed to drive efficiency and productivity gains to best position the segment for long-term success.

In summary, while 2024 was challenging, it prompted us to take action to improve execution, drive operational improvements through footprint optimization, increase our efforts to streamline processes, and look for further areas to gain production efficiencies. These ongoing efforts will improve our setup for long-term growth.

Looking ahead, we believe we are uniquely positioned with an integrated value proposition to better serve customers’ wide-ranging needs. Our long history of embedding science and technology to drive continuous advancements has led to a differentiated product portfolio.

We operate in attractive end markets and have an increasing presence in biologics, which is the fastest-growing market segment. We have developed next-generation products such as our Alba® portfolio that are ideally suited to meet the scientific demands of highly sensitive drug products. We see a great opportunity driven by favorable macro tailwinds, such as aging population, the growth in biologics, and the rising patient adoption of self-administered injectable drugs. We are positioning the company to take advantage of these opportunities to drive long-term sustainable growth.

I will hand the call over to Marco for a review of our fourth quarter results.

MARCO DAL LAGO:	Thanks, Franco. Before I begin, I want to clarify that all comparisons refer to year-over-year changes unless otherwise specified.

Starting on Page 10. For the fourth quarter of 2024, revenue grew 3% to €330.6 million. The impact of currency was neutral. Growth was driven by a 7% increase from the Biopharmaceutical and Diagnostic Solutions Segment, which offset the expected 16% decline in the Engineering Segment.

Revenue from high-value solutions grew 9% to a record €131 million in the fourth quarter and represented approximately 40% of total revenue. This was driven by growing our premium-performance syringes and, to a lesser extent, other product categories. The solid performance in the fourth quarter helped boost our full year mix of high-value solutions to 38% of total company revenue, in line with our expectations.

For the fourth quarter of fiscal 2024, a strong mix of high-value solutions and year-over-year improvements in Fishers and Latina partially offset the unfavorable gross profit margin impact from vial destocking, including lower revenue from EZ-fill® vials, underutilization of vial lines, and the under absorption of costs, and lower gross profit margin in the Engineering segment as we continue to execute our optimization plan.

As a result, gross profit margin for the fourth quarter of 2024 declined by 210 basis points to 29.7%. Our new manufacturing plants in Fishers and Latina improved year-over-year, but they are still expected to be dilutive to gross profit margin in the near term.

In response to industry-wide soft vial demand, we launched the initiative to curtail overhead costs without compromising future growth. We saw the benefits of this in the fourth quarter, and operating profit margin increased 20 basis points to 20.2% for the fourth quarter of 2024.

As a result, net profit totaled €48.3 million and diluted earnings per share were €0.18. On an adjusted basis, net profit was €51.5 million, and adjusted diluted EPS were €0.19 for the fourth quarter of 2024. Adjusted EBITDA increased 5% to €90.9 million and adjusted EBITDA margin increased 50 basis points to 27.5%.

Let’s review segment results on Page 11. Starting with the Biopharmaceutical and Diagnostic Solutions Segment. As Franco noted, we see ongoing signs of stabilization in the vial market with improvements in the second half of 2024 compared with the first half, both in revenue and order intake for bulk and EZ-fill® vials.

For the fourth quarter, revenue from the BDS segment grew 7% and 8% on a constant currency basis to €279.4 million. This was driven primarily by growth in high-value syringes, which offset a 14% revenue decline related to bulk and EZ-fill® vials. As expected, the drop was larger in our more accretive EZ-fill® vials.

Revenue from high-value solutions grew 9% to a record of €130.6 million in the fourth quarter, reaching 47% of BDS Segment sales. Revenue from other containment and delivery solutions increased 6% to €148.8 million, mostly due to higher sales tied to contract manufacturing activities.

A strong fourth quarter contribution from high-value solutions and improvements in Fishers and Latina as we continue to scale, helped to partially offset the margin impacts from vial destocking. As a result, in the fourth quarter gross profit margin declined 250 basis points to 31.1%. For the fourth quarter of 2024, actions we took during the year helped to moderate the decline in operating profit margin, which decreased 40 basis points to 23.3%.

For the fourth quarter of 2024, revenue from the Engineering Segment decreased 16% to €51.2 million. Performance in the business was mixed with expected revenue declines in glass conversion and visual inspection, offsetting growth in assembly and packaging.

As expected, gross profit margin for the fourth quarter decreased to 18.6%. Optimization and cost management initiatives helped to maintain operating profit margin consistent at 15.3%, compared with the same period last year.

As our results demonstrate, the steps we are taking are helping to improve the segment’s operating and financial results. We believe these actions will better position the segment to capture future opportunities and improve the overall health of the business.

Please turn to the next slide for a review of balance sheet and cash flow items. We ended the year with cash and cash equivalents of €98.3 million and net debt of €335 million. With our current cash on hand, available credit lines, cash generated from operations and our ability to access additional financing, we believe we have available liquidity to fund our strategic and operational priorities over the next 12 months.

For the full year 2024, capital expenditures totaled €286.6 million. 89% of CAPEX was deployed for growth projects to meet rising demand for high-value solutions. For the full year 2024, net cash from operating activities totaled €155.8 million a substantial improvement from the previous periods.

Cash used in the purchase of property, plant, equipment and intangible assets was €313.6 million. The combination of increased cash flow from operations and lower CAPEX helped drive a significant year-over-year improvement in free cash flow. For fiscal 2024, this resulted in a negative free cash flow of €148.5 million compared with a negative €333.9 million in fiscal 2023.

Lastly, on Slide 13, we are establishing 2025 guidance. We expect revenue in the range of €1.160 billion to €1.190 billion; adjusted EBITDA in the range of €293 million to €306.3 million; and adjusted diluted EPS in the range of €0.51 to €0.55.

Our 2025 guidance considers headwinds and tailwinds, and we have assumed the following factors: revenue will be stronger in the second half of 2025 compared with the first half. We expect a step down in revenue in the first quarter of 2025 compared with the fourth quarter of 2024, with revenue expected to grow sequentially throughout the year.

The BDS segment is expected to grow mid to high single-digits, driven principally by growth in high-value syringes. For the Engineering segment, we have assumed neutral to low single-digit growth compared with 2024 as we focus efforts on execution. We expect that high-value solutions will range between 39% to 41% of full year total revenue.

Turning to gross profit margin. On a consolidated basis, we currently expect that gross profit margin will improve by approximately 100 to 140 basis points compared with 2024, driven by continued improvement in Latina and Fishers as our capital investment projects scale as well as increased contribution from high-value solutions. We also anticipate some headwinds. While Latina and Fishers are expected to improve year-over-year, they will still be dilutive to margins, and we expect higher depreciation in 2025.

We expect depreciation and amortization will range between 8.7% to 9% of expected sales, which reflects the range of revenue in our guidance. Currency is expected to be neutral compared to 2024. We are assuming a tax rate of approximately 23%, and weighted average shares outstanding of 272.9 million.

And finally, capital expenditures and free cash flow. For 2025, we have assumed CAPEX in the range of €310 million to €340 million, before customer contributions and prepayments. Our 2025 plan reflects an acceleration of CAPEX related to the build-out for EZ-fill® cartridges, at the request of a large customer. We had previously expected this spending to occur in future periods. Net of contributions and prepayments, CAPEX is expected to range between €250 million and €280 million.

Regarding free cash flow. In 2025, we expect increased operating cash flows and higher contributions for CAPEX. This will help drive continued improvement in free cash flow in 2025, with an expected range between negative €40 million and negative €60 million for the full year.

I will hand the call back to Franco.

FRANCO STEVANATO:	Thank you, Marco. In closing, we remain focused on executing our key priorities and achieving our long-term objectives. We operate in growing end markets with favorable secular tailwinds, and we have several reasons to be confident in our strategic direction.

First, we continue to deliver organic growth driven by solid demand for high-value solutions, the main pillar of our long-range construct. We are investing in the right areas to meet the rising customer demand, and we have a growing presence in biologics.

Second, we expect to increasingly benefit from the new capacity projects as we advance our ramp-up activities and drive profitable growth. In 2025, we expect that these projects will be dilutive to gross profit margin, and in 2026, we will begin to realize the benefits of scale and productivity gains as the projects mature.

Third, the vial market continues to gradually recover and stabilize. We remain optimistic that as the vial demand continues to normalize, we will see a return to historical market volumes and growth rates.

Finally, we are making meaningful progress on a clear and actionable plan to improve our operational and financial performance in Engineering segment.

All-in-all, the fundamentals of our business remain strong. We have an excellent market position, and we continue to innovate each and every day. Our unique value proposition and integrated offerings make us a partner of choice for customers. As CEO, I’m firmly committed to putting the business on the right path to return to double-digit growth, expand margins and build shareholder value. We believe we have all the ingredients in place.

Operator, we are ready for questions.

Q&A

OPERATOR:	Thank you. This is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question, may press “*” and “1” on their touchtone telephone. To remove yourself from the question queue, please “*” and “2.” Please pick up the receiver when asking questions. Anyone who has a question may press “*” and “1” at this time. We will pause for a moment as participants are joining the queue.

First question is from Michael Ryskin, Bank of America.

MICHAEL RYSKIN:	Great. Thanks for taking the questions and congrats on the quarter. I’ve got 2 questions. I’ll go through them quickly. First, on the vial recovery. It sounds like vials, especially bulk vials continues to gradually normalize. You’ve kind of talked about that trend for a number of quarters now and it’s moving in the right direction. Any additional color you can provide on when you think things will be fully back to normal? Do you expect the vial environment to sort of be fully recovered in the middle of 2025 or are you still working through it for the rest of the year? And then I’ve got a follow-up.

FRANCO STEVANATO:	Good morning Mike. Franco Stevanato, speaking. So our main takeaway after having a very strong interaction with practically all our customers…big customers and also the regional customers is that we are confident that in 2025 to be much better than 2024 how we are going to translate this. Because we see signs that everywhere where we see customer…big international customers and regional customers, that are starting to resturn, to normalize ordering pattern. So overall, we see that during this 2025, there will be a gradual recovery throughout all the year.

MICHAEL RYSKIN:	Okay. Good. And then on some of your comments on gross margins, I mean, you’re pointing to pretty significant margin gains year-over-year. But you’ve had some headwinds last year. You still have some margin dilution next...this year. If I think about Fishers, Latina coming up to speed, and maybe some of that incremental CAPEX you talked about with that new customer. Can you just talk about how those projects need to ramp and how those facilities need to ramp for them to go from being margin dilutive to margin accretive? What’s the time scale on that or sort of the volumes needed to be pushing through those new...that new capacity where that goes from being a headwind to a tailwind?

MARCO DAL LAGO:	Thanks for the question Michael. First of all, as you know, Latina is a little bit ahead compared with Fishers. We started generating positive gross profit in Q3 2024 in Latina and we are keeping on improving ramping up the revenues. We expect by the end of the 2025 to have a normal gross profit margin with respect of the high value products that we are producing there. Fishers is a little bit different because it’s a larger plant. It’s a Greenfield.

And basically, as we have 2, 3 quarters of delay in the program compared with Latina. We are fully in line with our plan but it’s about 3 quarters after (Latina). There, we are very happy with the results in Q4. We started generating good amount of revenue in Q4. And we are keeping on improving through validations with customers. We expect to turn positive gross profit in Fishers in the second half of 2025. So matter of fact, 2025 will still be dilutive for our gross profit margin in the combination of the 2 new plants.

MICHAEL RYSKIN:	Great. Thanks so much.

OPERATOR:	Next question is from Matt Larew, William Blair. Please go ahead.

MATT LAREW:	Hi, thanks for taking the question. I wanted to follow-up on Mike’s first question around vials. And obviously last year, you guided us to down 35% for the year, and generally came in line with that. Is there any way you can help us with what we should expect for 2025? And maybe as part of that, when are you assuming a return to positive growth in vials, do you get that in the second half of this year?

MARCO DAL LAGO:	Yes, thanks for the question. Marco speaking. First of all, as Franco mentioned, we can see some signals of improvement in the last quarters. Both revenue and orders intake were better in the second half of 2024 compared with the first half. You’re right, we went down 34% in the year. In the last quarter, we went down 14% year-over-year. So we can see some signals of improvement.

Going to your question, we are currently modeling growth in vials for 2025 from mid-single-digit to high-single-digit. And as Franco mentioned, we see progress throughout the year or quarter-after-quarter we expect a sequential improvement.

MATT LAREW:	Okay. Thank you. And then you referenced in the script the investments you’re making in your device manufacturing operations and called out both Nexa® and Alba®, you know, I think some heightened attention on devices and where they fit for the traditional packaging players’ long term. Can you just talk a little bit about your success there as well as your efforts and expectations around scale and the ability to profitably scale those programs over time?

FRANCO STEVANATO:

Got it. Practically, in our strategy for Stevanato Group is really to serve an integrated solution and product portfolio to our biologic customers. In the last years, we developed our IP in auto injectors and pens, Also, we...more and more, we...for many customers, we are building an R&D even more, some plants that are able to serve Nexa® syringes, Alba® syringes, like with the case that we have in Fishers, we are building also a lot of capacity for our...one of our big customers in the United States. We are going also to serve this device with this program.

So today, we have a certain number of programs on through the CMO business model, and also a certain number of programs through our IP for pens and auto-injectors that we will serve from the German plants in order to fulfill this increasing request from our biologic customers that is looking to Stevanato not only for glass syringes, not only for cartridges ready-to-fill but also like a holistic partner that can...where they can buy the glass and the devices.

MATT LAREW:	Okay. Thank you.

OPERATOR:	Next question is from Patrick Donnelly, Citi. Please go ahead.

PATRICK DONNELLY:

Hey, thanks for taking the questions guys. Marco, maybe one for you just on the pacing of the year, you know, it sounds like just seasonally 1Q stepped down from 4Q on rev, a big surprise there. Can you just help frame up you know, the quarters, the progression as we go through the year both revenue and then the margin side would be helpful as well, just to think about the cadence of the year as we work our way throughout the year?

MARCO DAL LAGO:

Sure. We expect sequential growth quarter-after-quarter in 2025 with a stronger second half of the year compared with the first half mainly for 3 reasons. First, we can see strong demand in high value syringes and in sterilized cartridges. But at the same time, we are ramping up capacity. We expect to install several lines in Fishers between May and June. As a matter of fact, after the validations we will have available capacity to satisfy the strong demand. So for this reason, we expect stronger revenue in second half. The other reason is related to vials. We mentioned before the fact that we expect the market will be sequentially better toward the end of the year.

And the third reason is related to Engineering. We are working hard and obtaining good success in recovering the delays. We are delivering several complex projects in this period of time and we expect to complete the recovery around the middle of the year. So we have the opportunity in the second half of the year to take more workload and increase our revenue also in Engineering. That’s why we are confident that in the second part of the year, the revenues will be strong.

PATRICK DONNELLY:

Okay. That’s helpful. And then Franco, maybe one for you. Just as you think about the administration change here in the US. Can you just talk about any impact? I mean, there’s the tariff side, obviously, with things like Mexico. We’ll see what happens with Europe. Just what you think there. And then on the back of that you know, some of these trial cancellations, HHS going after things like bird flu and maybe some of the BARDA contracts. Would be curious just on your perspective on some of these recent changes, what your guys’ exposure is and how you are thinking about that? Thank you guys so much.

FRANCO STEVANATO:

Thank you for the questions. Today, practically, what we have done in Stevanato Group since the last 15 to 20 years, we built a sophisticated supply chain where we try to be domestic in the major growing pharmaceutical areas all around the world. Today, we have several plants in Europe, United States, in Asia, able to sell to our customers the same product from different regions. So on the top of this, we can add that we have a very strong partnership in a proactive way with our customers and we are trying to monitor in the best way how eventually to review the supply chain with our customers from the different regions. So we are putting a lot of attention together with our customers how to approach if there will be some evolution. But the good news that we have…a good footprint with the same standard of quality everywhere, and the fact that we have decided to approve this bigger investment in Fisher Indiana 3 years ago, it will make us even more proactive to react to any type of change made.

MARCO DAL LAGO:

Then, Patrick, I don’t know if your question was about vaccine. Just to make sure it’s a limited risk for us, because we are generating about 8% of our revenue of BDS in vaccines. But the focus is predominant in Europe. We are today generating around 1% of our revenue in the U.S. with the vaccines. So it’s not a big risk for us today.

PATRICK DONNELLY:	Great. That’s really helpful. Thank you, guys.

OPERATOR:	Next question is from David Windley, Jefferies. Please go ahead.

DAVID WINDLEY:

I was hoping…thanks for taking my questions. Good morning. I was hoping you could comment on the utilization levels or maybe relative utilization of your lines across the different form factors, so syringe, cartridge and vial. What I’m digging for is with vials down as much as they are, I’m sure the utilization is low and how much that can recover and how we should think about that translating to margin. But then also on the other end of the spectrum, you’re adding capacity for cartridge. And should I correctly interpret that as you’re being at very high levels of utilization in your existing cartridge capacity? So just again, trying to understand your relative utilization levels of each of the different types of production.

MARCO DAL LAGO:

Thanks, Dave, for the question. Marco speaking. So first of all, we have strong demand in syringes. So we are utilizing a lot the syringe lines. And as you know, we are also ramping up capacity to match the long term demand we have with the key customers. We have similar situation with cartridges, but I will let later Franco to explain more the EZ-fill® cartridges project.

About vials, obviously, after going down 34% in revenue last year, we have available capacity both in bulk and in EZ-fill® for obviously reason. So we will still have ability to grow there. We expect to grow in 2025 compared with ‘24, but we still have available capacity.

FRANCO STEVANATO:

David, we can say that from what is related to the high value products, our demand is driven by the capacity that we have put in place. We started a few years ago. Now we are heavily investing in Latina and also in Fishers. Today, we have a lot of requirements around the Nexa® syringes, a lot of requests about Alba® syringes for particular applications. There is a more and more an increase in demand for cartridges ready to fill. In particular, we are one big customer that really have decided to increase their capacity in the next years around this type of product. And even more, there are several tens of programs around cartridges ready-to-fill. So our big focus is really to implement capacity for high value products where we see the higher demand in 2025, also in the next years.

DAVID WINDLEY:	Is that on the cartridge program for the specific customer. Is that going to be dedicated capacity? Or do you expect to be able to diversify that?

FRANCO STEVANATO:

Both. We have one big anchor customer that is placing a bigger contract where we want…they want to serve a bigger quantity of cartridges ready-to-fill. But also…it’s also true that we see more and more, we have several tens of mid-sized customers, biologic, biosimilar, they are going through this type of application. It’s very simple, because they are putting in place capacity, but they want to outsource to partner like us, the washing, siliconization, sterilization. So this is why we are heavily investing. We have already capacity here in Piombino Dese. We are going to invest also in Latina with a lot of capacity in order to be ready to approach this nice tailwinds.

DAVID WINDLEY:

Yes. And if I could ask one more on capacity, I think maybe I missed it, but relatively new to my eyes was the mention of devices in Fishers and adding capacity there for that. Could you help us to understand…I understand the kind of strategy of being able to provide the client with both the glass as well as the device? Can you help us to understand what your longer term expectations are for the margin contribution of the devices? Or said differently, is that a positive evolution of your business mix to pursue supply of those devices? Or are those device margins eventually going to be lower than your glass your high value glass margins? Thanks.

MARCO DAL LAGO:

Thanks, Dave, for the question. We have a different situation in devices when we talk about CMO contracts and proprietary solutions. We are working on both. And our strategy is obviously to become a reliable partner on both. When we talk about proprietary devices, it’s an high value product and the range is the normal one in high value product, so above 40% generally speaking. In CMO space, the margins are lower. We are talking between 15% to 35% in line with other containment delivery solutions.

FRANCO STEVANATO:

Yes. If I can, David, give you a different angle more from a business point of view. We…if you look at the growth in Biologics in the next years, we would…there would be a nice double-digit growth on syringes like Nexa®, Alba®. In parallel, there are the equivalent growth on pens, and auto-injectors. So our goal is to go to our customers and to show the full value proposition no matter if it’s through our IP product or through the business model of CMO, because this will help us to capture more market share and more growth. And this is why the plants that we have in Fishers have this flexibility and its is considered by our U.S. customers like a Hub [ph] where they can have the integrated solution service that is a little bit unique in this moment in United States. And we are taking benefit from this.

DAVID WINDLEY:	Got it. Thank you, appreciate the answers.

FRANCO STEVANATO:	Thank you.

OPERATOR:	Next question is from Larry Solow, CJS Securities. Please go ahead.

PETE LUKAS:

Hi, good morning. It’s Pete Lukas for Larry. You covered most of my questions. Just on the Engineering segment, recovery sounds like its progressing. Can we expect Segment operating margins to return to mid-teens levels over the course of the next few quarters? And perhaps build on that, if you could just give us some color there? Thanks.

MARCO DAL LAGO:

Yes. You have noticed we reached mid-15% in Q4, so we are happy with the progress we are making. We are not yet at the level we were in 2023, but we are progressing. Our goal is to complete the, let’s say, delay issues by mid year. But the further step, as Franco was explaining, is a further optimization to further improve our profitability in the segment.

FRANCO STEVANATO:

Yes. Larry, if I can further add a more business color, the team made a big improvement during this quarter. Today, we are on track to deliver our this complex line to our customer. Our target is to complete this delivery at the end of the year. This will help to further improve the revenue marginality. In the meantime, together with the organization, we are going to review what is the cost structure, also, we are going to review the size in our plants in order to make more efficiency in our operation, both in Denmark and

Italy, also prepare for the future growth. Today, the products we are serving to our customer from Engineering point of view are very well perceived because there is a big growth in biologics and there’s a high demand for assembly technology in the industry because of this device trend. Maybe more from a regulatory point of view, there are more and more requirements from new sophisticated inspection lines. It’s exactly where we want to focus the division the next years.

PETE LUKAS:	Very helpful. Thank you.

FRANCO STEVANATO:	You’re welcome.

OPERATOR:	Next question is from Anna Snopkowski, KeyBanc. Please go ahead.

ANNA SNOPKOWSKI:

Hi. This is Anna on for Paul Knight. Thanks for taking my questions. First, could you frame the revenue generating capacity of the Fishers facility? I know in the past you’ve mentioned you anticipate more meaningful revenue contribution here in, fiscal year ‘25. But what is the utilization rate you expect for 2025? And then just how is overall demand trending here versus initial expectations?

MARCO DAL LAGO:

So thanks, Anna. If I got your question, it’s a matter of the speed as we ramp up. So we expect to complete the full capacity ramp up in Fishers by 2028. So we are still progressing. We are pretty happy with the evolution. We reached our milestone in Q4 2024. We are progressing with new lines installed, but most importantly, more validations from our important North American customers.

About 2025, obviously, we expect a big increase compared to 2024, but we need to underline the fact that in 2024, we generated revenue…commercial revenue basically in Q4. So we expect much stronger revenue coming from Fischer’s in ‘25, but we still have room to install more capacity in ‘26, ‘27 and ‘28.

ANNA SNOPKOWSKI:

Okay, perfect. And then maybe just looking at the Engineering, once the operational changes are executed over the next 12 months, what do you think this business could run at in terms of adjusted EBITDA margins over the long term?

MARCO DAL LAGO:

Well, in the long term, we confirm our view. We share about the medium to long term construct. We basically want to expand our margins, increasing also after sales activities. We expect to be more accretive than we were before these problems we faced in 2024, but keep on improving also through the optimization plan, Franco mentioned in his remarks. But we are confirming the trajectory we share with you during Capital Markets Day.

FRANCO STEVANATO:

Our goal for the Engineering division is to keep in the next year’s high-single-digit growth. Thanks to the fact that we want to further reinforce our position in inspection systems and in assembly technology with the high speed machines and mostly increase the percentage of their sales to our major customers.

ANNA SNOPKOWSKI:	Thank you.

OPERATOR:	Next question is from Tejas Savant, Morgan Stanley. Please go ahead.

TEJAS SAVANT:

Hey, guys. Good morning and thanks for the time here. Franco, I have a question for you on high value solutions. So I think Patrick asked something along these lines earlier, but I was just curious as to in terms of your HVS revenues, what percent is sold in the U.S.? And what percent of that U.S. HVS revenue is manufactured locally? It’s sort of related to the potential impact of tariffs that I’m trying to get at. And on a related note, is there an opportunity for you guys over the next couple of years here to leverage your global footprint and flex where you supply from depending on tariff regimes? I mean, is that a competitive differentiator that is starting to resonate in RFPs just yet?

MARCO DAL LAGO:	A lot of questions together. Thanks. First of all, we are generating in North America about 26% of our revenue. The concentration of high-value solutions is strong in North America, but we don’t disclose the exact number. And this is exactly the reason why we are investing so heavily in Fishers to gain customer proximity and serve them through our high-value products. And this is also why we are, as Franco mentioned before, we are confident to manage also the tariff issue because we are becoming local and domestic in many different countries. And please, underline if I missed a piece of your question.

FRANCO STEVANATO:	Yes. Maybe I can reinforce from a business point of view. Our strategy since a few years in particular, from the moment that we have done the IPO in New York, is really to invest and to focus Stevanato Group on high-value products. Today, we are heavily investing capacity newly fully dedicated to high-value products in Piombino Dese, in Latina and also in Fishers for the purpose really to follow this growing demand in biologics with our international customers that want a supplier and partner that are placed in a different region.

If you look at the investment that we have done in Latina in the last year, theyare dedicated to Nexa® syringes that is high-value products. And now we are adding capacity on cartridge EZ-fill® that also is high-value product. We are mirroring exactly the same in Fishers, where we’re building capacity for syringe and Nexa® configuration. Then we will add capacity for vial ready-to-fill for Alba® technology. Our goal is to become the global partner with a global footprint that is able to have a very sophisticated and flexible supply chain with the same standard of quality, but our goal is to focus on high-value products in the next year.

TEJAS SAVANT:	Got it. That’s helpful. And then a quick follow-up on Fishers. I think you guys had an agreement with BARDA there for…BARDA funding about €95 million of capacity expansion for your standard and EZ-fill® vials at the site. Is that contribution essentially derisked? Or is there a possibility that that could come under sort of scrutiny under the Trump administration?

FRANCO STEVANATO:	Correct. During COVID, we signed this contract in order really to build dedicated capacity for vials in bulk and EZ-fill® configurations dedicated for the U.S. market. Today, we are in execution to build the capacity in alignment with the contract.

LISA MILES:	I just want to clarify to Tejas that we have had no indication from the government or from BARDA that there is any risk to that existing grant from them.

FRANCO STEVANATO:	Correct.

TEJAS SAVANT:	Perfect. Thank you guys. Appreciate it.

LISA MILES:	Thank you. Next question, please.

OPERATOR:	Next question is from Doug Schenkel, Wolfe Research. Please go ahead.

DOUG SCHENKEL:

Good morning. Good afternoon. Thank you for taking my questions. I have 2. One is, just given the change in administration and the current geopolitical environment, I’m wondering if through the first 2 months of Q1, if you have seen any change in customer behavior, any stalling across different geographies, different product categories. And if so, you know, how you have factored that into your guidance, keeping in mind you did tell us to model more growth in the back half than the first half. That’s the first topic.

And then the second topic is just another follow-up to a series of the Fishers questions. As Fishers opens up, when it is fully ramped, how much of high-value production in the U.S. can be supported by that facility? Again, that relates to the geopolitical environment and tariffs. I’m just wondering when that is fully ramped, how much of your expected U.S. demand you expect could be serviced by that facility? Thank you.

FRANCO STEVANATO:	So, just to…like today, we have contracts, we don’t see any change made with our customers. We are just executing all the contracts we have already signed last year, 2 years ago with our customers. Today the focus is together with them to install capacity to do the validation and execute, in particular in Europe, in particular in the United States.

For what is related to Fishers, our goal is to be in a full capacity in late 2028, and we are continuing to install this capacity for high-value products practically in terms of syringes, like I mentioned to you, in terms of particular configuration of syringes and also for what is related to vials ready-to-fill. We also…like we mentioned before, we have this agreement with BARDA that is referring to EZ-fill® vials also with bulk vials.

You have also to remember that in Fishers we have done with the Phase 1, when we have acquired; we have decided to install capacity in Fishers. We build…we purchased a very big land because we have decided to become domestic in the United States with the view of long-term, like we have done in Europe. So, we are now want to execute until 2028, Phase 1. Now we have space in the next years to go to Phase 2, so in order to really to be flexible and proactive to approach any type of market opportunity in United States with our biologic customers.

DOUG SCHENKEL:	Thank you again.

OPERATOR:	Next question is from Odysseas Manesiotis, BNP Paribas. Please go ahead.

ODYSSEAS MANESIOTIS:	Hi, thanks for taking my questions. Here on behalf of Hugo, I’ve got 2, please. Firstly, could you provide a clarification on vials in the 34% decline in vial sales, where it seems the decline was more pronounced in EZ-fill® than bulk vials? Can you share the split of declines between EZ-fill® and bulk or at least the magnitude of the difference between the 2?

And secondly, on the CAPEX guide, could you clarify how the customer contribution will be recognized? Is it fair to assume that the €250 million to €280 million will be the expected reported figure that we should use for free cash flow next year? Thank you.

MARCO DAL LAGO:	So I’ll start from the second question. We are receiving balance sheet contributions in the form of prepayments or contributions to our investment in…during 2025. We expect to receive approximately €60 million between prepayments and contributions to help us in financing the expansion on important high-value product projects. So, the guidance is between €250 million to €280 million net of prepayments and contributions.

About the split of the bulk and sterilized vial decline, we don’t split exactly the amount. We reinforce the message that during 2024, the decline was stronger in sterilizedvvials. But basically, it depends quarter-after-quarter. There could be fluctuation quarter-after-quarter. But we prefer to disclose consistently with previous quarters the bundle of the vials rather than going into specific details.

ODYSSEAS MANESIOTIS:	I understood, thank you.

LISA MILES:	Operator, next question, please.

OPERATOR:	There are no more questions registered at this time.

LISA MILES:	Okay. Thank you, operator. I think Franco Stevanato would like to make a couple of closing comments.

FRANCO STEVANATO:	Yes. I would like just to summarize a little bit all the questions you made to us, also to transfer what is the sentiment in Stevanato in 2025. So, we are confident that 2025 will be much better than 2024. Also the organization in 2025 is going to be extremely focused on executing our key priorities at where we put our investments in order to fulfil the demand of our customers.

From a market point of view, we continue to see high demand for high-value products in the different primary packaging configurations. There is a very high demand of injectables. And more and more, we see a very high demand from customers to have integrated solutions systems. We see…we are continuing to see positive signals, well spread in all the regions, about the recovery of the vials. This is also important. And also the Engineering division have done meaningful progress in order to deliver on track this complex line.

So, we are happy for 2025, even more, we are confident to confirm what we shared during the market…Capital Markets Day in New York, our ability to target 30% of EBITDA to have…to target 40% to 45% of our high-value solution in the next years in 2027. So, this is where the company today is fully focused to execute this year.

OPERATOR:	Thank you, and that concludes the Stevanato Group fourth quarter and year-end 2024 conference call. Thank you for joining us. Have a good day.